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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2006

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F   X      Form 40-F
                                  ---               ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                     Yes                  No  X
                         ---                 ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                    Yes                   No  X
                        ---                  ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes                   No  X
                       ---                  ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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New York, 6 April 2006.- Endesa (NYSE: ELE) filed the following communication under Item 3(b)(2) of a SC14D9/A form on April 4, 2006:

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

Item 3(b)(2) is hereby amended and supplemented by adding the following:


In connection with Endesa's lawsuit against Gas Natural in the United States District Court for the Southern District of New York, the court scheduled a hearing on Endesa's motion for a preliminary injunction for March 27, 2006 and ordered that all discovery be completed by such date. On March 15, 2006, Endesa voluntarily withdrew its motion for a preliminary injunction, and on March 29, 2006, the court approved a joint stipulation by Endesa and Gas Natural to stay the action for 45 days. Endesa's claims remain pending before the court.


"In connection with the claim, filed by Endesa with Madrid Commercial Court No. 3 on November 25, 2005, that the asset sale agreement between Gas Natural and Iberdrola violates EC competition law, on March 21, 2006, the court ordered a temporary injunction against the carrying out of the Gas Natural Offer and performance of the asset sale agreement. The court conditioned the injunction on Endesa depositing a (euro)1 billion bank guarantee to cover possible losses and damages arising from the injunction. On April 4, 2006, Endesa deposited the bank guarantee, and the court declared the temporary injunction effective."

      For additional information please contact Alvaro Perez de Lema, North
                       America Investor Relations Office,
                            Telephone # 212 750 7200
                              http://www.endesa.es

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ENDESA, S.A.

Dated: April 6th , 2006           By: /s/ Alvaro Perez de Lema
                                      --------------------------
                                 Name: Alvaro Perez de Lema
                                Title: Manager of North America Investor
                                       Relations